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                           June 26, 2023

       Alvin Murstein
       Chief Executive Officer
       Medallion Financial Corp.
       437 Madison Avenue, 38th Floor
       New York, New York 10022

                                                        Re: Medallion Financial
Corp.
                                                            Registration
Statement on Form S-3
                                                            Filed June 21, 2023
                                                            File No. 333-272806

       Dear Alvin Murstein:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact John
Stickel at 202-551-3324 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance